Pricing Supplement No. 56  Dated October 22, 1997
(To Prospectus Supplement dated February 20, 1996
and Prospectus dated January 31, 1996)

Pursuant to Rule 424(b)(3)
Registration Statement No. 33-64193

J.P. Morgan & Co. Incorporated
Medium-Term Notes, Series A
(Fixed Rate Notes)

Principal Amount:  $20,000,000 Equity Linked Note ("ELN").  The
Return Amount or the Additional Coupon Amount, as applicable, is linked to the common stock of Trimark Financial Corporation
("Trimark").

If principal amount is stated in other than U.S. dollars, equivalent amount in U.S. dollars: N/A

CUSIP:  61687Y BV8

Trade Date:  October 22, 1997

Settlement Date:  October 29, 1997

Maturity Date:  December 8, 2000

Price to Public (Issue Price):  100.00%

Net Proceeds to Issuer:   100.00%

Interest Rate (per annum): 0.25%.  See "Additional Terms" below.

Interest Payment Date(s): December 8 and June 8 of each year commencing December 8, 1997 following Business Day convention with no adjustments to period end dates.

Record Date(s):     (   )     March 1 and September 1 of each year
                    ( X )  Other: The fifteenth day (whether or not a
Business Day (as defined below)) next preceding each Interest
Payment Date.

Day Count Basis:       ( X )  30/360
                       (   )  Actual

Form:     (   )   Book-Entry Note (DTC)
          ( X )   Certificated Note

Redemption:
(  X )  The Notes may not be redeemed prior to stated maturity.
(   )  The Notes may be redeemed prior to maturity.

Optional Redemption Date(s):   N/A
Initial Redemption Date: N/A
Initial Redemption Percentage: N/A
Annual Redemption Percentage Reduction: N/A

Modified Payment Upon Acceleration:  N/A
Sinking Fund:  None

Calculation Agent(s):  (  )  First Trust of New York, National Association
                      ( X ) Morgan Guaranty Trust Company of New York

Right of Payment:
(   )  Subordinated   ( X  )  Unsubordinated

Original Issue Discount:  N/A

Amount of OID:
Yield to Maturity:
Interest Accrual Date:
Initial Accrual Period OID:

Amortization Schedule:  N/A

Denominations: $20,000,000

THE NOTES ARE PAYABLE IN CASH AT MATURITY.   THE NOTES DO NOT
REPRESENT ANY RIGHT TO RECEIVE ANY TRIMARK FINANCIAL CORPORATION ("TRIMARK") COMMON STOCK OR OTHER SECURITIES. THE PRICE OF THE TRIMARK COMMON STOCK SERVES SOLELY AS AN INDEX USED TO DETERMINE THE RETURN AMOUNT OR THE ADDITIONAL COUPON AMOUNT APPLICABLE TO THE NOTES.

THE NOTES ARE NOT ISSUED, GUARANTEED OR IN ANY WAY BACKED BY TRIMARK. TRIMARK HAS NOT APPROVED OR IN ANY WAY SANCTIONED OR PARTICIPATED IN THE OFFERING OF THE NOTES. TRIMARK WILL NOT RECEIVE ANY PROCEEDS OF THE NOTES OR ANY FEES OR ANY OTHER REMUNERATION IN CONNECTION WITH THE ISSUANCE OF, OR DURING THE LIFE OF, THE NOTES. TRIMARK HAS AND HAS ASSUMED NO DUTY OR OBLIGATION OF ANY KIND TO A NOTE HOLDER AS SUCH, OR TO THE ISSUER OR ITS AFFILIATES IN CONNECTION WITH THE NOTES. TRIMARK MAY AT ANY TIME TAKE ACTION RELATING TO ITS BUSINESS OR OTHER INTEREST THAT MAY BE ADVERSE TO HOLDERS OF THE NOTES.


ADDITIONAL TERMS:

                              DEFINITIONS

          "Business Day" means any day on which commercial banks in New York and Toronto are open for business (including dealing in foreign exchange and foreign currency deposits).

          "Calculation Agent" means Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), the determinations and calculations of which shall be binding in the absence of manifest error.

          "Currency Business Day" means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the principal financial center for the relevant currency.

          "Early Exercise Date" means any Exchange Business Day on or prior to November 28, 2000 (the "Final Early Notice Date") on which the holder of the Note shall have provided written notice ("Early Notice") to the Company that it is exercising its right to receive an Additional Coupon Amount on the Additional Coupon Payment Date in lieu of the
Return Amount on the Maturity Date of the Note.   Any such notice shall
be required to be delivered to the Company on or prior to 3 p.m. (New York time). Any notice which is received after 3 p.m. (New York time) shall be deemed to have been received on the immediately following
Exchange Business Day.   Written notice received after 3:00 p.m. on
November 28, 2000 shall not constitute Early Notice and shall not trigger an Early Exercise Date. Such Early Notice should be delivered to the Equity Derivatives Group (648-2712) and the Capital Issue and Product Development Group (648-2381) at J.P. Morgan & Co. Incorporated 60 Wall Street, New York, NY 10260.

          "Early Exercise Price" means the average U.S. Dollar closing price (converted into U.S. Dollars at the then prevailing exchange rate as determined by the Calculation Agent) of the Underlying Shares on the Exchange at the Valuation Time for each Valuation Date during the Valuation Period.

          "ELN Coupon" means 0.25% per annum on a 30/360 basis with no adjustment for period end dates for calculation purposes.

          "Exchange" means the Toronto Stock Exchange.

          "Exchange Business Day" means a day that is (or, but for the occurrence of a Market Disruption, would have been) a trading day on the Exchange other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing.

          "Initial Share Price" means US$55.275.

          "Final Share Price" means the average U.S. Dollar closing price (converted into U.S. Dollars at the then prevailing exchange rate as determined by the Calculation Agent) of the Underlying Shares on the Exchange at the Valuation Time for each Valuation Date during the Valuation Period.

          "Market Disruption" means, in the determination of the Calculation Agent, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the Valuation Time on the Valuation Date of the material suspension of or material limitation imposed on trading on the Exchange in the Underlying Shares.

          "Maturity Date" means December 8, 2000 unless there has been a Market Disruption during the Valuation Period applicable thereto in which case the Maturity Date will be extended for up to 5 Exchange Business Days in order to allow for the determination of the Final Share Price.

          "Participation Rate" shall equal 95.00%.

          "Underlying Shares" means the share of common stock (the "Shares") of Trimark Financial Corporation ("Trimark").

          "Valuation Period" means, (x) in the case of the Maturity Date the period from and including the seventh Exchange Business Day to and including the third Exchange Business Day immediately prior to the Maturity Date and (y) in the case of an Early Exercise Date, the five Exchange Business Days following such Early Exercise Date (each such day in such period, a "Valuation Date"), unless there is a Market Disruption on any such day. If there is a Market Disruption on that day, then such Valuation Date shall be the first succeeding Exchange Business Day on which there is no Market Disruption, unless there is a Market Disruption on each of the five Exchange Business Days immediately following the original date that, but for the Market Disruption, would have been the Valuation Date. In that case, (i) that fifth Exchange Business Day shall be deemed to be the Valuation Date, notwithstanding the Market Disruption, and (ii) the Calculation Agent shall determine the Final Share Price as of the Valuation Time on that fifth Exchange Business Day in accordance the formula for a method of calculation the level of the Underlying Shares last in effect prior to the commencement of the Market Disruption using the Exchange traded price (or, if trading in the relevant security has been suspended or materially limited, its good faith estimate of the Exchange Traded price that would have prevailed but for the suspension or material limitation) as of the Valuation Time on that fifth Exchange Business Day of the Underlying Share.

          "Valuation Time" means the close of trading on the Exchange.

              RETURN AMOUNT AND ADDITIONAL COUPON AMOUNT

Payment of Return Amount or Additional Coupon Amount

          On the Maturity Date, if an Early Exercise Date has occurred, the Company will pay to the Holder an amount equal to the Principal Amount plus accrued interest and the Holder will not be entitled to receive any Return Amount.

          On the Maturity Date, if no Early Exercise Date has occurred, the Issuer shall pay to the Holder an amount equal to the Principal Amount plus accrued interest and the Return Amount, if any. The Return Amount is equal to the following:

     Principal Amount * Participation Rate * Max(0, ((Initial Share Price - Final Share Price) / Initial Share Price))

Additional Coupon Payment Date

          In lieu of the Return Amount, the Holder may elect to receive the Additional Coupon Amount by providing Early Notice to the Issuer no later than 3:00 p.m. on any Exchange Business Day on or prior to November 28, 2000 (the "Final Early Notice Date"). The Holder will be entitled to receive the Additional Coupon Amount which shall be calculated according to the following formula:

     Principal Amount * Participation Rate * Max(0, (Initial Share Price - Early Exercise Price)/Initial Share Price))

          The payment date for the Additional Coupon Amount shall be the second Business Day immediately following the last Valuation Date of the Valuation Period (the "Early Exercise Payment Date").

          All calculations hereunder, including currency conversions, shall be performed by Morgan Guaranty Trust Company of New York, the determinations and calculations of which shall be binding in the absence of manifest error.

                ADJUSTMENTS AND OTHER CORPORATE EVENTS

          In the event of a change affecting the Underlying Shares, including without limitation, a capitalization issue, rights issue, share split, merger, consolidation, amalgamation, sub-division, recapitalization, reclassification, dissolution, liquidation, winding up or other similar event, which occurs after the date hereof but before the Maturity Date, the Calculation Agent shall (after consultation with the holder of this Note) adjust the Initial Share Price, the Participation Rate and/or the Principal Amount (only as it relates to the Return Amount or the Additional Coupon Amount) with respect to payments, if any, to be made as part of the Return Amount or the Additional Coupon Amount to preserve as nearly as practicable, the economic equivalent of the obligations of the parties hereunder prior to such change.

                   DELISTING OF TRIMARK COMMON STOCK

          The Notes will mature on the Business Day immediately preceding any date on which the Underlying Shares are delisted from the Exchange (a "Delisting Date"). The amount to which the holder of a Note will be entitled if a Delisting Date occurs shall be calculated as described under "Additional Terms - Redemption Amounts - Payments at Maturity", above with the Delisting Date substituted for the Maturity Date. Notice of any Delisting Date will be given by the Calculation Agent. Any questions relating to the occurrence of a Delisting Date will be resolved by the Calculation Agent in its sole discretion.

                       ANTI-DILUTION ADJUSTMENTS

          The Closing Price of Trimark Common Stock on any of the Trading Days (as defined below) used to calculate the Return Amount or the Additional Coupon Amount shall be subject to adjustment by the Calculation Agent as described below to the extent that any of the events requiring such adjustment occur during the period commencing on the date of this Pricing Supplement and ending on such Trading Day. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, in the absence of manifest error, shall be conclusive for all purposes and binding on the Issuer and the holders of Notes, and the Calculation Agent shall have no liability therefor.

          "Trading Day" means, with respect to any security, a Business Day on which the security (A) is not suspended from trading on any securities exchange during the last half hour of scheduled trading on such Business Day and (B) has traded at least once during the last half hour of scheduled trading on such Business Day on the securities exchange that is the primary market for the trading of such security.

Trimark Common Stock Dividends and Extraordinary Dividends and
Distribution

         In the event that a dividend or other distribution is declared (i) on any class of Trimark Capital Stock, payable in shares of Trimark Common Stock, (ii) on Trimark Common Stock payable in cash in an amount greater than 10% of the price at which Trimark Common Stock closed on the Exchange (the "Closing Price") on the date fixed for the determination of the shareholders of Trimark entitled to receive such cash dividend (an "Extraordinary Cash Dividend"), or
(iii) on Trimark Common Stock of evidences of indebtedness or assets (including securities, but excluding any dividend or distribution covered by clause (i) or any Trimark Spin-Off described under "Dissolution of Trimark; Mergers, Consolidations or Sales of Assets; Spin-Offs" below (an "Extraordinary Distribution"), any Closing Price of Trimark Common Stock used to calculate the Return Amount or the Additional Coupon Amount on any Trading Day that follows the date (the "Trimark Record Date") fixed for the determination of the shareholders of Trimark entitled to receive such dividend or other distribution shall be increased by multiplying such Closing Price by a fraction for which the numerator shall be the number of shares of Trimark Common Stock outstanding on the Trimark Record Date plus the number of shares constituting such distribution or, in the case of an Extraordinary Cash Dividend or an Extraordinary Distribution, plus the number of shares of Trimark Common Stock that could be purchased with the amount of such Extraordinary Cash Dividend or, the fair market value (as determined by the Calculation Agent whose determination shall be conclusive and binding) of the evidences of indebtedness or assets constituting such Extraordinary Distribution at the Closing Price on the Trading Day immediately subsequent to such Trimark Record Date, and the denominator shall be the number of shares of Trimark Common Stock outstanding on the Trimark Record Date.

Subdivisions and Combinations of Trimark Common Stock

          In the event that the outstanding shares of Trimark Common Stock are subdivided into a greater number of shares, the Closing Price of Trimark Common Stock used to calculate the Return Amount or the Additional Coupon Amount on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately increased, and, conversely, in the event that the outstanding shares of Trimark Common Stock are combined into a smaller number of shares, such Closing Price of Trimark Common Stock will be proportionately reduced.

Reclassifications of Trimark Common Stock

          In the event that Trimark Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization. reclassification or otherwise (except to the extent otherwise provided under" -Trimark Common Stock Dividends and Extraordinary Dividends and Distributions" and "- Subdivisions and Combinations of Trimark Common Stock" above or pursuant to a Reorganization Event described under "-Dissolution of Trimark; Mergers, Consolidations or Sales of Assets; Spin-offs" below), the Return Amount or the Additional Coupon Amount will be calculated by using the aggregate Closing Prices of the shares of stock into which a share of Trimark Common Stock was changed on any Trading Day that follows the effectiveness of such change.

         As a result of the foregoing provisions, in the case of a reorganization or reclassification of Trimark Common Stock, the Closing Prices of one or more securities in addition to or in substitution for Trimark Common Stock may be used to calculate the Return Amount or the Additional Coupon Amount. For example, if Trimark Common Stock was reclassified into one share of Trimark Class A Common Stock and one share of Trimark Class B Common Stock, the Return Amount or the Additional Coupon Amount would be calculated by reference to the Closing Prices of Trimark Class A Common Stock and Trimark Class B Common Stock.

Dissolution of Trimark; Mergers, Consolidations or Sales of Assets;
Spin-offs.

          In the event of any (i) consolidation or merger of Trimark with or into another entity (other than a consolidation or merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding Trimark Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of Trimark, (iii) liquidation, dissolution or winding up of Trimark, or (iv) any declaration of a distribution on Trimark Common Stock of the common stock of any subsidiary of Trimark (a "Trimark Spin-Off") (any of the events described in (i), (ii), (iii) or (iv), a "Reorganization Event"), for purposes of determining the Return Amount or the Additional Coupon Amount, the Closing Price of Trimark Common Stock on any Trading Day subsequent to, in the case of a Reorganization Event other than an Trimark Spin-Off, the effective date of such Reorganization Event or, in the case of a Trimark Spin-Off, the record date for the determination of the shareholders of Trimark entitled to receive the securities distributed in such Trimark Spin-Off (the "Spin-Off Record Date") will be deemed to be the amount equal to (1 ) the value of the cash and other property (including securities) received by a holder of a share of Trimark Common Stock (assuming such holder of Trimark Common Stock failed to exercise any rights of election and received per share the kind and amount received by a plurality of non-electing shares) in any such Reorganization Event (plus, in the case of a Trimark Spin-off, the value of a share of Trimark Common Stock), and (2) to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent Reorganization Event. For purposes of determining any such Closing Prices, the value of (i) any cash and other property (other than securities) received in any such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event (as determined by the Calculation Agent whose calculations shall be conclusive and binding), and (ii) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Closing Prices of such securities on any Trading Day following, in the case of a Reorganization Event other than an Trimark Spin-Off, the effective time of such Reorganization Event or, in the case of an Trimark Spin-Off, the Spin-Off Record Date.

               As a result of the foregoing provisions, in the case of certain Reorganization Events, the Closing Prices of the securities of a successor entity to Trimark or the Closing Prices of the securities of another issuer, including, for example, in the case of a Trimark Spin-Off, the Closing Prices of the distributed security, may determine the Return Amount or the Additional Coupon Amount. For example, in the case of a stock for stock merger in which Trimark does not survive, the Return Amount payable on the Maturity Date or the Additional Coupon Amount payable on the Early Exercise Payment Date would be calculated by reference to the Closing Prices of a successor entity to Trimark on the relevant Trading Days.

         If any action would require adjustment of the Closing Price pursuant to more than one of the foregoing provisions, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value to the holder of a Note.

         The Calculation Agent will promptly notify each Noteholder of any event requiring an adjustment and of the method of calculation to be used to make any dilution adjustment as described above.

                             RISK FACTORS

         The Notes to which this Pricing Supplement relates are novel and innovative securities, are "Indexed Notes" as defined in the Offering Circular and are subject the following risks:

Hedging Activities; Effect of Trading in Trimark Common Stock

         As described under "Hedging Activities", affiliates of the Issuer may hedge the Issuer's obligations under the Notes prior to, simultaneously with, or following the sale of the Notes, (i) acquiring Trimark Common Stock or other securities of Trimark, (ii) taking positions in listed or over-the-counter options on Trimark Common Stock and/or (iii) taking positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the U.S. equity market or components thereof. Any of these activities could adversely affect the value of the Notes, the
Return Amount and/or the Additional Coupon Amount.   It is possible
that substantial returns could accrue as a result of such hedging activities while the value of the Notes may decline.

         Affiliates of the Issuer may engage in trading in Trimark Common Stock for their proprietary accounts, for other accounts under their management and to facilitate transactions (including block transactions) on behalf of customers. J.P. Morgan Securities Inc. and other affiliates of the Issuer may also issue or underwrite other securities or financial instruments with returns indexed to changes in the value of the Trimark Common Stock. Trading in the Trimark Common Stock by J.P. Morgan Securities Inc. and other affiliates of the Issuer and the issuance or underwriting of other securities or financial instruments indexed to the value of Trimark Common Stock could adversely affect the value of the Notes.

Potential Conflicts of Interest

         The trading activities discussed above may present conflicts of interest between the interests of holders of the Notes and the interests of J.P. Morgan Securities Inc. or such other affiliates of the Issuer engaged in such trading. These trading activities, if they influence the price of Trimark Common Stock, could be adverse to the interests of the holders of the Notes.

          There may exist a conflict between the interests of an affiliate of the Issuer as the counterparty to hedging transactions and the interests of holders of the Notes. For example, the affiliate, as counterparty to the transactions, may determine that it is in its best interests to amend, or terminate a portion of, the hedging transactions. While such an amendment or termination could result in a profit for the affiliate, such an action could result in the Issuer's affiliates effecting transactions in the Notes, in Trimark Common Stock or in listed or over-the-counter options on Trimark Common Stock that adversely affect the value of the Notes.

         As discussed above under "Hedging Activities; Effect of Trading in Trimark Common Stock", J.P. Morgan Securities Inc. and other affiliates of the Issuer may also issue or underwrite securities or derivative instruments which are linked to Trimark Common Stock or other securities of Trimark as one or more Indexed Notes. Such an introduction of competing products into the marketplace could adversely affect the value of the Notes.

         J.P. Morgan Securities Inc. and other affiliates of the Issuer may engage in business with Trimark in the future, including extending loans to, or making equity investments in Trimark or providing advisory services to Trimark, including merger and acquisition advisory services. Neither J.P. Morgan Securities Inc. nor such other affiliates of the Issuer have any obligation to advise holders of the Notes of any information with respect to Trimark that may be acquired in the course of such business relationships. These activities could present a conflict between the interests of J.P. Morgan and the interests of holders of the Notes. Moreover, J.P. Morgan Securities Inc. may in the future publish research reports with respect to Trimark (although it has no obligation to do so). Any of these activities by J.P. Morgan Securities Inc. or another affiliate of the Issuer could affect the price of the Trimark Common Stock and, therefore, reduce the Return Amount, Additional Coupon Amount and/or the value of the Notes.

Payment upon Exchange

          If Early Notice is given on an Early Exercise Date, the Additional Coupon Amount will be based upon the Closing Price per share of Trimark Common Stock on the Valuation Dates during the Valuation Period which could be lower than the Closing Price on the Early Exercise Date, as a result of which a holder of a Note will be entitled to receive on the Early Exercise Payment Date an amount less than the value of such Note on such Early Exercise Date.

Determinations of Morgan Guaranty Trust Company of New York as
Calculation Agent

         The Calculation Agent has discretion in making certain determinations in connection with certain anti-dilution adjustments. The exercise of this discretion by Morgan Guaranty could adversely affect the value of the Notes and may present conflicts of interest between Morgan Guaranty's activities as Calculation Agent and J.P. Morgan's activities for its proprietary accounts, in facilitating transactions (including block transactions) for its customers and for
accounts under its management.   See "Potential Conflicts of Interest"
above.

Relationship of Notes and Trimark Common Stock

         The Notes are payable in cash at maturity. The Notes do not represent any right to receive any Trimark shares or other securities. The price of Trimark shares serves solely as an index used to determine the Return Amount or the Additional Coupon Amount applicable to the Notes.

         The market price of the Notes is expected to be affected primarily by changes in the price of Trimark Common Stock. As indicated under "Historical Information" below, the price of Trimark Common Stock has been volatile during certain recent periods. Since the Return Amount and the Additional Coupon Amount are calculated by reference to the Closing Prices of Trimark Common Stock during the Valuation Period, the Return Amount and the Additional Coupon Amount of the Notes may be adversely affected by volatility in the price of Trimark Common Stock.

         It is impossible to predict whether the price of Trimark Common Stock will rise or fall. Trading prices of Trimark Common Stock will be influenced by Trimark financial results and prospects and by complex and interrelated political, economic, financial and other factors that can affect capital markets generally, the market segment of which Trimark Common Stock is a part and Trimark itself. See "Historical Information" below.

Lack of Affiliation Between the Issuer and Trimark; No Responsibility for Trimark Disclosure

         The Notes are not issued, guaranteed or in any way backed by Trimark. Trimark has not approved or in any way sanctioned or participated in the offering of the Notes. Trimark will not receive any proceeds of the Notes or any fees or any other remuneration in connection with the issuance of, or during the life of, the Notes. Trimark has assumed no duty or obligation of any kind to a holder of a Note as such, to the Issuer or to its affiliates in connection with the Notes. Trimark may at any time take action relating to its business or other interests that may be adverse to holders of the Notes.

         The Issuer and the Calculation Agent assume no responsibility for the adequacy or accuracy of the information contained in this Pricing Supplement with respect to Trimark or in any of Trimark current or future publicly available filings, reports to shareholders or other information with respect to Trimark. Investors in the Notes must make their own investigation into Trimark for purposes of an investment in the Notes.

         Trimark is not involved in the offering of the Notes and is not responsible for, and has not participated in, the determination of the timing of, prices for, or quantities of, the Notes offered hereby or the determination or calculation of the amount to be paid to holders of Notes upon redemption or at the Maturity Date. Trimark is not involved with the administration, marketing or trading of the Notes and has no obligations with respect to the amount to be paid to holders of the Notes upon exchange or at the Maturity Date.

Dilution

         The Closing Prices of Trimark Common Stock used to calculate the Return Amount and the Additional Coupon Amount are subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends and certain other events that affect Trimark capital structure. Such Closing Prices will not be adjusted for other events, such as offerings of Trimark Common Stock for cash or an issuer tender or exchange offer at a premium to the then current market price, that may adversely affect the price of Trimark Common Stock and, therefore, adversely affect the trading price of the Notes. There can be no assurance that Trimark will not make offerings of Trimark Common Stock in the future or effect an issuer tender or exchange offer or take any other action which adversely affects the value of the Notes but does not result in an anti-dilution adjustment.

                        HISTORICAL INFORMATION

         Trimark Financial Corporation ("Trimark") sponsors, manages and distributes 14 mutual funds in Canada. Trimark's primary focus is equity portfolios. Trimark has also established Trimark Pensions as a separate division to attend to the interests of institutional clients, as well as Trimark Trust which provides additional products and services to retail and institutional investors. Trimark Common Stock is listed and traded on the Toronto Stock Exchange (the "Exchange") under the symbol "TMF". The following table sets forth the quarterly high and low closing prices for Trimark Common Stock for the four calendar quarters in 1995 and 1996, for the first three quarters of 1997 and for the fourth quarter of 1997 through October 27, adjusted for stock dividends and stock splits, all as reported by the Exchange. The Issuer assumes no responsibility for the accuracy or completeness of this information and has relied upon this information without independent verification. The historical prices of the Trimark Common Stock should not be taken as an indication of future performance. No assurance can be given that the prices of Trimark Common Stock may reach a level which will result in the payment of any Return Amount or Additional Coupon Amount.


                      High               Low            Dividends
1995
   First Quarter   $  7.68            $  6.98           $  0.02
   Second Quarter    11.21               7.91              0.01
   Third Quarter     13.31              10.68              0.01
   Fourth Quarter    16.07              12.56              0.01

1996
   First Quarter   $ 18.31            $ 15.80           $  0.01
   Second Quarter    19.29              16.30              0.02
   Third Quarter     25.59              17.87              0.02
   Fourth Quarter    33.77              25.42              0.02


1997
   First Quarter   $ 33.88              29.13            $ 0.02
   Second Quarter    45.61              29.11              0.04
   Third Quarter     60.36              43.28              0.04
  Fourth Quarter
   as of October 27  58.51              48.92

Prices have been adjusted to reflect 2 for 1 stock splits, effective as of July 11, 1995 and July 9, 1996.

          J.P. Morgan makes no representation as to the amount of dividends, if any, that Trimark will pay in the future. In any event, holders of the Notes will not be entitled to receive any dividends that may be payable on Trimark Common Stock.

      CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

          The following is a summary of the material United States Federal income tax consequences of the purchase, ownership and disposition of the Note by U.S. Holders (as defined herein). Unless otherwise stated, this summary deals only with the Note held as capital assets by holders who purchase the Note upon original issuance
("Initial Holders").

          This summary does not address tax considerations applicable to investors that may be subject to special U.S. Federal income tax treatment, such as dealers in securities or persons that will hold the Note as a position in a "straddle" (within the meaning of Section 1092 of the Internal Revenue Code of 1986, as amended (the "Code")), or as part of a "conversion transaction" (within the meaning of Section 1258 of the Code) or "synthetic security" or other integrated investment comprised of Notes and one or more other investments. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. Dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the Note. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Note.

          This summary is based on the Code, Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. For purposes of this summary, a "U.S. Holder" shall mean a holder who is (i) a citizen or a resident of the United States (or any state thereof), (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate or trust, the income of which is subject to U.S. Federal income tax regardless of its source, and (iv) any other person subject to U.S. Federal income tax on net income.

Classification of Notes

          It is believed that the Note is properly treated as contingent payment debt instruments subject to the Treasury regulations promulgated in June 1996 governing such instruments (the "Contingent Payment Regulations"). However, no ruling is being requested from the Internal Revenue Service (the "IRS") and there is no direct authority addressing the characterization of the Note. Other characterizations might result in consequences different than those discussed below.

          The following discussion assumes that the Note will be treated as contingent payment debt instruments. If this assumption is not correct, holders could be subject to different consequences than those discussed below. The following discussion also assumes that the Initial Holders purchased the Note at their principal amount.

Interest Income

          Under the Contingent Payment Regulations, the original issue discount ("OID") rules of the Code apply to a contingent payment debt instrument. OID must be accrued each year at a rate equal to the "comparable yield" for fixed debt issued by the issuer of the instrument (or, if a hedge is available to the issuer, the fixed yield on the combination of the contingent debt instrument and the hedge). The comparable yield is determined at the time of issuance of the obligations and cannot be less than the applicable federal rate ("AFR") on the issue date, which is the rate on United States Treasury obligations of comparable maturities. After the "comparable yield" is determined, a projected payment schedule for the instrument must be determined as of the issue date, which schedule remains fixed through the term of the debt instrument. Such schedule includes all noncontingent payments and projected contingent payments, and must result in a yield to investors equal to the comparable yield. If the actual amount of a contingent payment differs from the projected amount, adjustments to income accruals to holders are made at that time to account for the difference.

          In the case of the Note, all payments except the final payment are fixed. The "comparable yield" for the Note will be the AFR applicable for the Issue Date, which is 6.24%. For tax purposes, the projected payment at Maturity Date is $24,042,324.64, which excludes the final stated interest payment. Moreover, the rate of stated interest will be less than the AFR. As a result, for each period prior to the Maturity Date, an Initial Holder will be required to accrue a greater amount of OID into income than the actual cash payments received during that period. Actual cash payments of interest are not separately includible in income.

Sale or Other Disposition of Notes

          Assuming that an Initial Holder purchased the Note for their face amount, the Initial Holder's tax basis in the Note will initially be their face amount. The Initial Holder's adjusted tax basis in the Note will be the initial basis increased by the amount of OID accrued as income and reduced by the amount of cash payments received. For an Initial Holder who holds the Note until the Maturity Date, the adjusted tax basis at maturity would be approximately $24,042,324.64.

          On the sale of the Note or in the event of an Early Exercise Date (a "Disposition"), the Initial Holder generally will recognize gain or loss in an amount equal to the difference between the proceeds of the Disposition and the adjusted tax basis of the Note. Any gain will be ordinary income. Any loss will be an ordinary loss to the extent of the aggregate OID previously accrued by the Initial Holder on the Note, and any additional loss generally will be a capital loss (long term capital loss if at the time of the Disposition the Note had been held for more than one year).

Information Reporting to Holders

          Holders of the Note that are not exempt from information reporting requirements will receive annually, on IRS Form 1099, information concerning OID determined for an Initial Holder and attributable to such holder's Note.

Backup Withholding

          Payments made on, and proceeds from the sale of, the Note may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification requirements. Any withheld amounts will be allowed as a credit against the holder's U.S. Federal income tax, provided that the required information is provided to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                         PLAN OF DISTRIBUTION

          J.P. Morgan Securities Inc. has acted as Agent on behalf of the Company.

          The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities
Act of 1933, as amended.


CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE
DEFINED IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SHALL HAVE
THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT OR THE
PROSPECTUS.